SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER 001-12536


                           NOTIFICATION OF LATE FILING

                                  (Check One):
             |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR


                        For Period Ended: March 31, 2006
                         ------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        ---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                             SECURED SERVICES, INC.
                             ----------------------
                             Full Name of Registrant

                          SOUTHERN SOFTWARE GROUP, INC.
                          -----------------------------
                            Former Name if Applicable

                      11490 Commerce Park Drive, Suite 240
                      ------------------------------------
            Address of Principal Executive Office (Street and Number)
                                Reston, VA 20191
                                ----------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously disclosed in the registrant's Form 12b-25 filed on April 3, 2006, the registrant was not able to file its Form 10-KSB on or before March 31, 2006. As of the date herein, the registrant has not filed its Form 10-KSB.

         As the registrant has not completed its financial statements for the period ending December 31, 2005, it does not have the financial information necessary to prepare the financial statements to be included in its Form 10-QSB for the quarter ended March 31, 2006 by May 15, 2006 without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John Lund                               (703) 964-3160
         ---------                               --------------
         (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). | | Yes |X| No

Form 10-KSB for the year ending December 31, 2005 that was due on March 31, 2006 has not been filed.

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant issued additional debentures and warrants in February 2006 at an issue price of $0.17 that triggered the anti-dilution provisions included in debentures and warrants issued in June 2005 (the "June 2005 Warrants"). The registrant has determined that the provisions of the June 2005 Warrants require the registrant to employ variable accounting for all outstanding warrants and non-employee options. The basis for this variable accounting has not been finalized, but the registrant anticipates that the results of operations for the three month period ended March 31, 2006, will be materially different from the same period in the prior year. The charge against income for the outstanding warrants and non-employee options for the three month period ending March 31, 2006 could be as much as $6.2 million. With the inclusion of this charge, the anticipated unaudited results of operations for the three month period ended March 31, 2006 compared to the same period in the prior year are as follows: (i) in 2006, revenues were approximately $773,000 compared to $878,000 in 2005; (ii) in 2006, the net loss was approximately $7,627,000 compared to $2,420,000 in 2005; and (iii) in 2006, the loss per share was $0.39, compared to $0.14 in 2005.

                               SECURED SERVICES, INC.
                               ----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  11/14/05                              By:  /s/ Dale Quick
                                                 -------------------------------
                                            Name: Dale Quick
                                            Title: Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.